February 7, 2012

VIA EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Provident Community Bancshares, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 12, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 14, 2011
File No. 033-08080

Dear Mr. Nolan:

We have received your letter dated December 13, 2011 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comments followed by our responses.  In instances where we have modified disclosure, we have underlined the additional language and added carets for deletions for your reference.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Income (Loss), page 46

1.
Please tell us how your presentation of other-than-temporary impairment in your Consolidated Statements of Income (Loss) is in accordance with ASC 320-10-45-8A and the example provided in paragraph 320-10-55-21A, which illustrates the application of this guidance.  If you determine that your presentation was not in accordance with this guidance, please provide us with your proposed revised disclosure as of September 30, 2011 and December 31, 2010 and confirm that you will revise all future filings, beginning with your December 31, 2011 Form 10-K, accordingly.

Response to Comment No. 1

“If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into both of the following:

a.	The amount representing the credit loss

b.	The amount related to all other factors.”

We concluded that the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date represented an other-than-temporary impairment (“OTTI”) resulting from the credit deterioration in the instrument (specifically deterioration of the underlying financial institutions).  This conclusion, as further discussed in comments 4, 5 and 6 is based on the significant credit deterioration in our portfolio of CDOs and trust preferred securities.  The market is illiquid and has been for the past three years primarily because of significant credit issues in these types of securities.  The credit issues have significantly reduced the current book yield on these securities, and we have deemed all of the OTTI to be based on credit-related issues.  Based on this conclusion, there are no other-than-temporary impairment losses recognized in other comprehensive income and the reconciliation of (1) impairment reflected in earnings and (2) impairment reflected in other comprehensive income as presented in the example at ASC 320-10-55-21A does not apply.

Notes to Consolidated Financial Statements
Note 1.  Summary of Significant Accounting Policies
Loans, page 49

2.
We note your response to comment one of our letter dated August 26, 2011 that you would revise your Summary of Significant Accounting Policies in future filings to include your policy for charging off uncollectible financing receivables using the categories well-secured, partially secured, unsecured commercial and consumer loans.  In reviewing your September 30, 2011 Form 10-Q, which was filed subsequent to the date of the aforementioned response, we could not locate this disclosure.  Instead, your disclosure on page 25 of the September 30, 2011 Form 10-Q included the following charge-off policy disclosure:

“Impairment of a collateral dependent loan is immediately charged-off against the allowance for loan and lease losses unless the fair value was based on an internal valuation pending receipt of a third party appraisal or other extenuating circumstances.  Consumer loans are charged-off generally based on pre-defined past due periods.”

Please confirm that you will revise future filings, beginning with your December 31, 2011 Form 10-K, to include the disclosures provided in your October 5, 2011 response further enhancing them to clearly identify the loan portfolio segments (i.e., Commercial Non Real Estate, Commercial Real Estate, Consumer and Residential) that are included within these categories and to incorporate any relevant charge-off policy disclosures from page 25 of the September 30, 2011 Form 10-Q.

Response to Comment No. 2

Comment one in the letter dated August 26, 2011 referred to the Provident Community Bancshares, Inc.’s (the “Corporation”) annual report on Form 10-K for the fiscal year ended December 31, 2010.  The Corporation has not included a Summary of Significant Accounting Policies section in its quarterly reports and, thus, the Corporation believed that such additional disclosure requested by that comment would appear only in its annual Form 10-K filings.

However, in light of the Staff’s request, the Corporation confirms that it will revise its future filings (including its quarterly reports), beginning with its December 31, 2011 Form 10-K, to include the disclosures provided in its October 5, 2011 response and will further enhance such disclosures to clearly identify the loan portfolio segments (i.e., Commercial Non Real Estate, Commercial Real Estate, Consumer and Residential) that are included within these categories and to incorporate any relevant charge-off policy disclosures from page 25 of the September 30, 2011 Form 10-Q.

Note 2.  Investment and Mortgage-backed Securities, page 56

3.
We note your response to comment four of our letter dated August 26, 2011 that you would revise future filings to include a tabular presentation for your trust preferred securities.  In reviewing your September 30, 2011 Form 10-Q, which was filed subsequent to the date of the aforementioned response, we could not locate this disclosure.  Please confirm that you will revise future filings, beginning with your December 31, 2011 Form 10-K, to include the disclosures provided in your October 5, 2011 response.

Response to Comment No. 3

The disclosure that was requested in comment four in the letter dated August 26, 2011 referred to disclosure that historically has only appeared in the Corporation’s annual report on Form 10-K and, thus, the Corporation believed that such additional disclosure requested by that comment would appear only in its annual Form 10-K filings.

However, in light of the Staff’s request, the Corporation confirms that it will revise future filings (including quarterly reports) beginning with your December 31, 2011 Form 10-K to include a tabular presentation for our trust preferred securities.

4.
We note your response to comment 5 of our letter dated August 26, 2011 that you utilize a cash flow analysis following the methodology of EITF 99-20 (ASC 325-40-15 and 35) as the primary evidence in determining whether there is a credit related issue with respect to your trust preferred investment securities.  Please tell us, when the securities were purchased, the credit ratings of each of the securities at the time of acquisition, and why you believe the trust preferred securities are within the scope of this Guidance.

Response to Comment No. 4

All of the securities were AAA rated at the date of purchase.  The majority of these securities were purchased in the 2003-2005 time period, prior to the economic crisis.

The scope of EITF 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, includes beneficial interests in securitized financial assets that:

1.   Are not of high credit quality, and

2.   Can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of their recorded investment.

Our investments in the pooled trust preferred securities (“CDOs”) are investments in the B or C tranches.  All of the pooled trust preferred securities in question have been downgraded below investment grade.  While prepayments may not be likely in the current economic environment, all of the securities contractually may be prepaid.  Prepayments have occurred infrequently and primarily are related to business combination transactions involving companies that have issued trust preferred securities into the pool.

We had been analyzing these securities under EITF 99-20 prior to the issuance of FSP 115-2 and FAS 124-2 as codified in ASC 320-10-35.  Based on this, we continued to analyze it based on EITF 99-20 and also refined our approach to consider indications of OTTI as outlined in FSP 115-2 and FAS 124-2.

Single issuer trust preferred securities are not analyzed under EITF 99-20 as they are not considered credit impaired.  For these securities, on a quarterly basis, we review the underlying financial data for the issuer.  This includes call report information, press releases and other financial information available to us.

As explained in our response to Comment 5 in the first comment letter, we use an expected cash flows model and develop our expected cash flows based on our review of underlying collateral in each of the securities.  In our approach, we also modified our approach to utilize the guidance in FSP 115-2 and FSP 124-2.

5.
As a related matter, please provide us with your analysis of the credit portion of the OTTI that would have been recognized if you had used the impairment model in SFAS 115 (ASC 320-10-35-17) along with the primary factors you believe caused any differences.

Response to Comment No. 5

We believe that the primary difference in the FAS 115 calculation as compared to the EITF 99-20 model is the calculation of the present value of expected cash flows.  The EITF 99-20 requires the discounted cash flows to be calculated using a discount rate equal to the current yield used to accrete the beneficial interest.    The FAS 115 model requires the discounted cash flows to be calculated by discounting the expected cash flows at the effective interest rate implicit in the security at the date of acquisition including estimation of anticipated timing of cash flows.

Significant assumptions included in both calculations are default rate, prepayment rate and discount rate.  We believe that the results would have been different if we used a FAS 115 analysis, but do not believe that they would have been materially different.  This is based on the following:

•
We regularly work with our representative at Sandler O’Neil to request bid prices as another means to estimate fair value. We sold the MM Community I security in June 2011, original book value of $2.0 million and book value after OTTI of $209,000, net gain in the transaction of $110,000.  Based on this, we concluded that our OTTI estimation process is reasonable.

•	Our total book value for all of these securities is $2.3 million and fair value of $1.45 million. These investments represent less than 2% of our total investments and 0.38% of our total assets.
•
The discount rate would have been higher in the FAS 115 model.  We are using the current yield based on the EITF 99-20 model, which ranges from 2.06% to 2.45%.  Effective interest rates in the securities at the date of purchase were approximately 4% to 5%.  We are carrying these securities at 30% of their original book value and original effective interest rates are likely no longer a good measure of effective interest rate for this type of security based on the reduced values.

•
We adjusted loss rates by three times the historical rate because of continued credit issues in these CDOs. We rely heavily on experts from Sandler O’Neil/FTN to derive the best estimate of default rates.  They have indicated to us and we agree that historical loss rates require adjustment because this type of security was not issued as prevalently during the last economic crisis. We review all collateral in these securities, which are trust preferred securities issued by either a community bank or an insurance company, to determine if negative trends are increasing or decreasing to determine if the qualitative factor adjustment is reasonable.

6.
We note your response to comment 5 of our letter dated August 26, 2011 and remain unclear as to how you considered the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults.  Please provide us with an enhanced discussion clearly explaining how you use the actual collateral attributes in your cash flow analysis and why the use of your selected base case scenario, and specifically using three times the historical default rate of all CDOs, is appropriate for all of your TRUPS considering the different and distinct credit characteristics of the collateral underlying each security (e.g., individual banks, insurance companies, etc).  Alternatively, revise your TRUP OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral / default assumptions and provide us with your analysis of the credit portion of the OTTI that would have been recognized at September 30, 2011 and December 31, 2010 using this revised methodology.

Response to Comment No. 6

The specific steps used to consider the specific credit characteristics of each security in developing estimate of future deferrals and defaults are as follows:

The default rate used in each analysis is a historical loss rate of the security based on past defaults.

1.
FTN or Sandler O’Neil then reviews all of the deferrals by reviewing the underlying bank or insurance company to see if the deferral is likely to turn into a default.  A deferral is the first sign of financial weakness. Likelihood of default is based on review of call report information and SNL historical information for banks and statutory financial statements for insurance companies.   Based on this, an estimate of those likely to default is determined.

2.	FTN or Sandler O’Neil then reviews the remaining banks’ and insurance companies’ most recent financial metrics to determine if there are potential additional defaults likely in the near future.
3.
Overall trends are reviewed to determine if the risk in the security has increased or decreased.  Based on this analysis, adjustments would be made to the 3x losses baseline qualitative factor. The 3x loss factor was initially established because these securities are primarily comprised of community bank debentures. At the beginning of the economic crisis in 2008, bank failures were projected to exceed 1,000.  This projection predicts more bank failures than we have experienced in last 40 years and  historical loss data would not have captured this significant amount of defaults. Bank failures from 2008 through January 2012 approximate 400 banks and hundreds of community banks are still lacking needed capital and in danger of failing. FTN/Sandler O’Neil and the Corporation have concluded that the risk in these securities has not declined.  Therefore, no adjustments have been made to this qualitative factor.

*           *           *           *           *

The Corporation acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

                                                                                               /s/ Richard H. Flake

Richard H. Flake
Executive Vice President and
  Chief Financial Officer

cc:           Benjamin Phippen, Securities and Exchange Commission